FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS
Item

1.	Press Release dated March 6, 2003, titled “Santander Central Hispano Launches a New Issue of Mortgage-Backed Bonds (“Cédulas”)”.

Item 1

PRESS RELEASES

Santander Central Hispano launches a New Issue of Mortgage-Backed
Bonds (“Cédulas”)

Madrid, March 6th 2003. Santander Central Hispano has launched its second issue of Mortgage-Backed Bonds (“Cédulas”), aimed at advancing the diversification of the Group’s international investor base in a strongly developing market with ever-increasing financing needs.

Thanks to it volume and liquidity, the 1,500 million euro, 3-year issue will become a bond of reference for the European market in securities of this type. The annual nominal issue coupon is 2.75% and the maturity date is March 12th 2006.

The operation forms part of the global financing strategy of Santander Central Hispano, present in the capital markets through multiple instruments in order to ensure a favourable liquidity position and a wide investor base. The lead managers of the operation were DCD Ixis, Commerzbank, and Morgan Stanley, co-ordinated by Santander Central Hispano. Dresdner Bank, Credit Agricole Indosuez and HSBC also participated. The issuer will apply for the bonds to be listed on the AIAF market. A Moody's rating of Aa2 is expected for the operation.

The mortgage-backed bonds (“Cédulas”) are a high credit-quality product designed for financing the mortgage portfolios of financial institutions, which in the case of Santander Central Hispano, amount to over 24,000 million euros. The Bank has been the most active institution in the securitisation of assets of this type as a funding and capital management channel.

Comunicación Externa
Plaza de Canalejas 1- 28014-MADRID
Tel: 34 91 558 15 71 Fax: 34 91 521 33 87

SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Banco Santander Central Hispano, S.A.

Date: March 10, 2003	By:	/s/ Jóse Antonio Alvarez
Name: Jóse Antonio Alvarez Title: Executive Vice President